Exhibit 7

RIGHTS CERTIFICATE #:	NUMBER OF RIGHTS

THE TERMS AND CONDITIONS OF THE RIGHTS OFFERING ARE SET FORTH IN THE COMPANY'S PROSPECTUS
SUPPLEMENT DATED JUNE 19, 2012 (THE "PROSPECTUS") AND ARE INCORPORATED HEREIN BY REFERENCE.   COPIES OF
THE PROSPECTUS ARE AVAILABLE UPON REQUEST FROM THE COMPANY.

Pointer Telocation Ltd.
Incorporated under the laws of the State of Israel

NON - TRANSFERABLE SUBSCRIPTION RIGHTS CERTIFICATE

Evidencing Non - Transferable Subscription Rights to Purchase Ordinary Shares of Pointer Telocation Ltd.

Subscription Price:   $2.90 per Share

THE SUBSCRIPTION RIGHTS WILL EXPIRE IF NOT EXERCISED ON OR BEFORE 5:00 P.M., NEW YORK CITY TIME,
ON July 26, 2012

REGISTERED OWNER:

THIS CERTIFIES THAT the registered owner whose name is inscribed hereon is the owner of the number of non-transferable subscription rights (“Rights”) set forth above. Each whole Right entitles the holder thereof to subscribe for and purchase one ordinary share, with a par value of NIS 3.00 per share, of Pointer Telocation Ltd., an Israeli company, at a subscription price of $2.90  per  share  (the  “Basic  Subscription  Right”),  pursuant  to  a  rights  offering  (the “Rights Offering”), on the terms and subject to the conditions set forth in the Prospectus and the “Instructions as to Use of Pointer Telocation Ltd. Subscription Rights Certificates” accompanying this Subscription Rights Certificate. If any ordinary shares available for purchase in the Rights Offering are not purchased by other holders of Rights pursuant to the exercise of their Basic Subscription Right

(the “Excess Shares”), any Rights holder that exercises its Basic Subscription Right in full may  subscribe for a number of Excess Shares pursuant to the terms and conditions of the Rights Offering, subject to proration, as described in the Prospectus (the “Over-Subscription Right”). The Rights   represented by this Subscription Rights Certificate may be exercised by completing Form 1 and any other appropriate forms on the reverse side hereof and by retuning the full payment of the subscription price for each ordinary share in accordance with the “Instructions as to Use of Pointer Telocation Ltd. Subscription Rights Certificates” that accompany this Subscription Rights Certificate.

This Subscription Rights Certificate is not valid unless countersigned by the subscription agent and registered by the registrar. Witness the seal of Pointer Telocation Ltd. and the signatures of its duly authorized officers.

Dated:  June 29, 2012

_________________________________ David Mahlab President and Chief Executive Officer	_________________________________ Zvi Fried Chief Financial Officer

DELIVERY OPTIONS FOR SUBSCRIPTION RIGHTS CERTIFICATE

Delivery other than in the manner or to the addresses listed below will not constitute valid delivery.

If delivering by hand, express mail, courier, or other
expedited service:
American Stock Transfer & Trust Company, LLC
Operations Center
Attn: Reorganization Department
6201 15th Avenue
Brooklyn, New York 11219

If delivering by mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042
If you reside in Israel, you may deliver your Subscription Rights Certificate to: Pointer Telocation Ltd. Attn: Zvi Fried, CFO 14 Hamelacha Street Afek Industrial Park, Rosh Haayin 48091, Israel

PLEASE PRINT ALL INFORMATION CLEARLY AND LEGIBLY.

FORM 1-EXERCISE OF SUBSCRIPTION RIGHTS

To subscribe for shares pursuant to your Basic Subscription Right, please complete lines (a) and (c) and sign under Form 3 below.  To subscribe for shares pursuant to your Over-Subscription Right, please also complete line (b) and sign under Form 3 below.  To the extent you subscribe for more Shares than you are entitled under either the Basic Subscription Right or the Over-Subscription Right, you will be deemed to have elected to purchase the maximum number of shares for which you are entitled to subscribe under the Basic Subscription Right or Over-Subscription Right, as applicable.

(a) EXERCISE OF BASIC SUBSCRIPTION RIGHT:

I apply for ______________ shares x $ 2.90       =   $_______________
                   (no. of new shares)               (subscription price)       (amount enclosed)

(b) EXERCISE OF OVER-SUBSCRIPTION RIGHT

If you have exercised your Basic Subscription Right in full and wish to subscribe for additional ordinary shares pursuant to your Over-Subscription Right:

I apply for ______________ shares x $ 2.90       =   $_______________
                  (no. of new shares)                 (subscription price)      (amount enclosed)

(c) Total Amount of Payment Enclosed   =   $__________________

METHOD OF PAYMENT (CHECK ONE)

FORM 3-SIGNATURE

TO SUBSCRIBE: I acknowledge that I have received the Prospectus for this Rights Offering and I hereby irrevocably subscribe for the number of shares indicated above on the terms and conditions specified in the Prospectus.

Signature(s): ______________________________________________________

IMPORTANT: The signature(s) must correspond with the name(s) as printed on the reverse of this Subscription Rights Certificate in every particular, without alteration or enlargement, or any other change whatsoever.

FORM 4-SIGNATURE GUARANTEE

This form must be completed if you have completed any portion of Form 2.

Signature Guaranteed: _______________________________________________
                (Name of Bank or Firm)

By:_______________________________________________________________
                (Signature of Officer)

IMPORTANT:  The signature(s) should be guaranteed by an eligible guarantor institution (bank, stock broker, savings & loan association or credit union) with membership in an approved signature guarantee medallion program pursuant to Securities and Exchange Commission Rule 17Ad-15.

☐	Bank check payable to “American Stock Transfer & Trust Company, LLC, as Subscription Agent.”
☐
Wire transfer of immediately available funds directly to the account maintained by American Stock Transfer & Trust Company, LLC, for this rights offering at JPMorgan Chase, ABA # 021000021, A/C # 530-354624; Beneficiary: American Stock Transfer; Reference: “AST as Depository Agent for Pointer Telocation Ltd.”; JP Morgan Chase swift code: CHASUS33, with reference to the rights holder's name.

☐
For Israeli Residents (Optional):
Payment of U.S. dollars by wire transfer of immediately available funds directly to Bank Hapoalim, 50 Rothschild, Tel Aviv, Branch # 600, Account # 543203, IBAN: IL59-0126-0000-0000-0543-203, Swift Code POALILIT, Reference : “Rights Offering”, with reference to the rights holder's name

FORM 2-DELIVERY TO DIFFERENT ADDRESS

If you wish for the ordinary shares underlying your subscription rights or a certificate representing unexercised subscription rights to be delivered to an address different from that shown on the face of this Subscription Rights Certificate, please enter the alternate address below, sign under Form 3 and have your signature guaranteed under Form 4.
____________________________________________________________

____________________________________________________________

____________________________________________________________

FOR INSTRUCTIONS ON THE USE OF POINTER TELOCATION LTD. SUBSCRIPTION RIGHTS CERTIFICATES, CONSULT ZVI FRIED, CHIEF FINANCIAL OFFICER OF POINTER TELOCATION LTD., AT 972-3-572-3111 DURING NORMAL BUSINESS HOURS IN ISRAEL.